                                                                    EXHIBIT 99.2

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                   TEFRON LTD.

                               SEPTEMBER 24, 2008

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

   ^ Please detach along perforated line and mail in the envelope provided. ^

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           PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
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                                                              |                                                                FOR   AGAINST   ABSTAIN
                                                              |1.   to re-elect Yacov Gelbard, Ishay Davidi, Meir Shamir,
                                                              |     Micha Korman, Avi Zigelman, Shirith Kasher, Zvi Limon      [_]     [_]
                                                              |     and Yarom Oren as directors;
                                                              |
                                                              |2.   to approve the compensation for our directors;             [_]     [_]       [_]
                                                              |
                                                              |3.   to approve an amendment to Article 37 (Delegation of
                                                              |     Powers) of the Company's Articles of Association, by       [_]     [_]       [_]
                                                              |     adding sub-paragraph (d) in the form attached as Annex
                                                              |     A to the proxy statement;
                                                              |
                                                              |4.   to approve an amendment to the Company's Share Option
                                                              |     Plan to increase the total number of the Company's
                                                              |     Ordinary Shares reserved for the purposes of the Plan      [_]     [_]       [_]
                                                              |     by an additional 500,000 Ordinary Shares from 2,712,323
                                                              |     Ordinary Shares to 3,212,323 Ordinary Shares; and
                                                              |
                                                              |5.   to ratify the appointment of Kost Forer Gabbay &
--------------------------------------------------------------|     Kasierer, a member firm of Ernst & Young International,
                                                              |     as auditors of the Company for the year ending December
                                                              |     31, 2008 and for the period until the next Annual          [_]     [_]       [_]
                                                              |     General Meeting of the shareholders, and to authorize
                                                              |     the Board of Directors, upon recommendation of the
--------------------------------------------------------------|     Audit Committee, to determine the auditors'
                                                              |     compensation.
                                                              |
                                                              |
                                                              |
                                                              |
                                                              |
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To change the address on your account, please check the       |
box at right and indicate your new address in the address     |
space above. Please note that changes to the registered   [_] |
name(s) on the account may not be submitted via this          |
method.                                                       |
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Signature of Shareholder _________________________   Date: _____________ Signature of Shareholder _________________________ Date:_____________

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                      PROXY
                                   TEFRON LTD.

                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                        TO BE HELD ON SEPTEMBER 24, 2008

   THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Mr. Eran Rotem and Ms. Michal Baumwald, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Tefron Ltd. (the "Company"), standing in the name of the undersigned at the close of business on August 25, 2008, at the
General Meeting of Shareholders of the Company to be held at the Company's offices, Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva, Israel, on
September 24, 2008 at 11:00 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED IN THE MANNER DIRECTED.
TO THE EXTENT PERMITTED BY LAW AND APPLICABLE STOCK EXCHANGE REQUIREMENTS, IF NO
INSTRUCTIONS TO THE CONTRARY ARE INDICATED, THE SHARES WILL BE VOTED "FOR" ALL
THE PROPOSALS, AND IN ACCORDANCE WITH THE DISCRETION OF THE PROXIES ON SUCH
OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)